VIA EDGAR

November 9, 2009

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Kathleen Collins

Re:	SAIC, Inc. (Company)
Form 10-K for the Fiscal Year Ended January 31, 2009
Filed March 30, 2009 (Form 10-K)
File No. 001-33072

Ladies and Gentlemen:

On behalf of SAIC, Inc., this letter responds to the comment of the Staff of the U.S. Securities and Exchange Commission set forth in the letter dated October 15, 2009 relating to the above-referenced Form 10-K. Our response reflects our understanding of the comment as supplemented by a telephone discussion with the Staff after receipt of the comment. This comment was received in response to our letters to the Staff dated October 14, 2009, August 14, 2009 and July 8, 2009 that responded to the Staff’s prior comments in letters to the Company dated September 8, 2009, August 5, 2009 and June 8, 2009, respectively.

Set forth in italicized print below is the Staff’s comment, as set forth in the letter dated October 15, 2009, followed by our response.

Form 10-K for the Fiscal Year Ended January 31, 2009

Notes to Condensed Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition, page F-7

1.

Please refer to prior comment 1. Clarify whether the pricing structure of your contracts is a driver in your determination of the applicable revenue recognition policy used as it is unclear from your prior response whether the Company accounts for all fixed price contracts under SAB 104 and all “flexibly priced” contracts under SOP 81-1. Also, please explain the types of services provided in your “flexibly priced contracts.” In this regard, we also note from your response that the Company’s U.S. government contracts are within the scope of SOP 81-1 because the technical services and solutions that

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November 9, 2009

you provide to these customers are “services provided by engineers or similarly skilled scientists or technical professionals.” Please clarify whether the services provided by these technical professionals are services essential to the construction or production of tangible property pursuant to the guidance in footnote 1 of SOP 81-1.

Response:

Introduction:

We account for our contracts with the U.S. federal government in accordance with AICPA Statement of Position (SOP) 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, based on the AICPA Audit and Accounting Guide, Federal Government Contractors (the “Audit & Accounting Guide”), unless they are specifically scoped out as “service transactions” as defined in the FASB’s October 23, 1978 Invitation to Comment, Accounting for Certain Service Transactions (the “1978 Invitation to Comment”). We have consistently applied this methodology for many years and we believe it to be an appropriate application of generally accepted accounting principles.

Applicability of SOP 81-1 to U.S. Federal Government Contractors:

We recognize revenue and account for the substantial majority of our contracts with the U.S. federal government under SOP 81-1, based on the Audit & Accounting Guide which attaches SOP 81-1 as Appendix C as applicable accounting guidance for federal government contractors. The Preface of the Audit & Accounting Guide specifically states that the Audit & Accounting Guide’s purpose is to assist preparers in accounting for goods and services provided to the U.S. federal government and that its provisions apply to all federal government contractors. Based upon the Preface and paragraphs 3.01 through 3.03 of the Audit & Accounting Guide, we believe that the Audit & Accounting Guide provides guidance on the accounting for contracts with the U.S. federal government and does not distinguish between arrangements to provide goods or services or other arrangements. As a result, all arrangements with the U.S. federal government are initially included within the scope of SOP 81-1. Thus, the application of SOP 81-1 does not depend on whether the services provided by technical professionals are essential to the construction or production of tangible property.

However, although it represents a relatively minor portion of our revenue, certain of our contracts with the U.S. federal government are not accounted for in accordance with SOP 81-1 because they are explicitly excluded from the scope of SOP 81-1 pursuant to footnote 1 to SOP 81-1 which indicates that SOP 81-1 was not intended to apply to “service transactions” as defined by the 1978 Invitation to Comment.

As we have previously responded, even if we did not rely on the Audit & Accounting Guide, we believe that the substantial majority of our contracts with the U.S. federal government meet the specific scope requirements of SOP 81-1. However, we have not specifically analyzed our contracts with the U.S. federal government on this basis because, as discussed above, we believe the Audit & Accounting Guide initially includes all contracts with the U.S. federal government within the scope of SOP 81-1.

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We are aware that diversity has long been prevalent and accepted in practice for recognizing revenue on contracts with the U.S. federal government. This is most recently evidenced by the October 23, 2009, FASB Emerging Issues Task Force (EITF) Agenda Committee meeting discussion of the proposed issue Accounting for Service-Related Contracts with the Federal Government with respect to the application of FASB codification subtopic 605-35 (also known as SOP 81-1), which can be found on pages 1-8 of the EITF Agenda Report, Fourth Quarter 2009, located on the FASB website at http://www.fasb.org/cs/ContentServer?c=Document_C&pagename=FASB%2FDocument_C%2FDocumentPage&cid=1176156533299. Given the diversity of practice in an area with multiple accepted methods, we have used our professional judgment to consistently apply a methodology that is an appropriate application of the relevant accounting literature.

Identifying Service Transactions:

Given the specific reference in footnote 1 to SOP 81-1 regarding the exclusion of service transactions, we evaluate each U.S. federal government contract at inception to determine whether the arrangement represents a service transaction as defined in the 1978 Invitation to Comment. In our evaluation, we consider a number of factors, including the nature of the work required by the contract, the required deliverable (if any), and the structure of the pricing arrangement. As the 1978 Invitation to Comment was never fully deliberated or issued in final form, we have applied our professional judgment and considered the scope discussion of SOP 81-1 and the 1978 Invitation to Comment in determining what does and does not meet the definition of a service transaction. Paragraph 7 of the 1978 Invitation to Comment states [emphasis added]:

. . . a service transaction is a transaction between a seller and a purchaser in which, for a mutually agreed price, the seller performs, agrees to perform at a later date, or agrees to maintain readiness to perform an act or acts, including permitting others to use enterprise resources that do not alone produce a tangible commodity or product as the principal intended result . . . .

Based on our analysis of the relevant guidance, and application of our professional judgment, we have concluded that our U.S. federal government contracts involving a fixed price for either a period of time or for each transaction processed represent transactions for “a mutually agreed price”. We have also concluded that an agreement to “perform an act or acts” requires a defined and measurable level of service under the arrangement and applies to contracts under which we are required to meet or maintain a defined performance measurement generally referred to as a service level agreement. We appropriately account for contractual arrangements meeting both the “mutually agreed price” and the “perform act or acts” criteria under SAB 104, since we have concluded that these contracts involve service transactions excluded from the scope of SOP 81-1.

The majority of the U.S. federal government contracts that we consider to be service transactions are in our logistics services area where we are responsible for delivering equipment, parts, supplies, and other items to various branches of the U.S. military around the world to enhance the readiness and operational capability of U.S. military personnel and weapon and support

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systems. The act that we perform under these arrangements is the delivery of a specific item to the required location within a contractually defined time frame (i.e., service level agreement) for a mutually agreed price that is fixed in the contract. These arrangements are priced on a fixed price per transaction basis and we recognize revenue under these arrangements as each item is delivered. The remainder of our contracts with the U.S. federal government that are considered service transactions are primarily comprised of fixed price maintenance contracts for products we developed, such as our VACIS ® Vehicle and Cargo Inspection System that uses x-rays or gamma rays to inspect vehicle and container content, and other fixed price per period maintenance and IT outsourcing arrangements where we recognize revenue over the service period.

Our fixed price contracts to develop a defined deliverable built to the buyer’s specifications do not meet the definition of a “service transaction” as defined in the 1978 Invitation to Comment because these are arrangements to develop a fixed deliverable (mainly, long-term contracts to design, develop, manufacture, or modify complex aerospace or electronic equipment to a buyer’s specification or to provide services related to the performance of such contracts) as opposed to an arrangement to perform a defined “act or acts”. For example, we account for fixed price arrangements to develop defined deliverables built to the buyer’s specifications, such as a turnkey, integrated command and control system, under SOP 81-1.

We have also concluded that our “flexibly priced” contracts (i.e., time & material and cost reimbursable contracts) do not represent transactions for a “mutually agreed price”, because the price of these arrangements is determined by the ultimate amount of effort required by us under the arrangement to perform the scope of work. Additionally, we do not believe that an agreement to “perform an act or acts” exists with our flexibly priced arrangements because these contracts are performed on a “best efforts” basis and only require that we use appropriately skilled and experienced personnel in performing the scope of work under the contract, generally within some specified time and stated total maximum dollar amount, as opposed to achieving specific results from our efforts under the contract. Accordingly, we appropriately account for our flexibly priced contracts with the U.S. federal government under SOP 81-1.

As an example, an arrangement in which we provide research by highly skilled scientists to evaluate making the process for turning algae into jet fuel economically feasible in exchange for an hourly rate would not be considered a service transaction as defined in the 1978 Invitation to Comment. That is because such a contract is both flexibly priced and does not require the performance of an “act or acts” because our personnel are only required to put forth their “best efforts” based upon their skills and experience and are not required to meet a specific contractually defined outcome or result.

Estimated Revenues from Service Transactions:

We do not systematically accumulate revenue information for those contracts that we account for pursuant to SOP 81-1 separately from those that we account for pursuant to SAB 104. However, we estimate that contracts with the U.S. federal government that were accounted for under SAB 104 because they are considered service transactions as defined by the 1978 Invitation to Comment represented approximately 5% of total revenues for the fiscal year ended January 31, 2009. We further estimate that the majority of these service transactions represent logistics contracts, as described above.

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SAIC’s Contract Evaluation Process:

We utilize a disciplined process to evaluate at contract inception each of our contracts with the U.S. federal government to determine the appropriate revenue recognition method based on the specific facts and circumstances of each contract in order to apply our revenue recognition process appropriately and consistently. That evaluation is aided by a systematic step-by-step process to assist in appropriately applying the accounting methodology discussed above. The first step examines the structure (that is, the pricing) of the contract. Contracts that are flexibly priced are identified as contracts to be accounted for under SOP 81-1. Fixed price contracts are further evaluated based on the nature of the work performed and the required deliverables to determine the appropriate revenue recognition guidance. For example, if a fixed price contract does not meet the definition of a service transaction, as discussed above, it is accounted for under SOP 81-1, while a fixed price contract which we conclude meets the definition of a service transaction is accounted for under SAB 104. We estimate that the majority of our fixed price contracts with the U.S. federal government do not meet the definition of a service transaction and are accounted for under SOP 81-1.

Nature of Flexibly Priced Contracts:

As described more fully in the Business section of our Form 10-K, we are a provider of scientific, engineering, systems integration and technical services and solutions to all branches of the U.S. military, agencies of the U.S. Department of Defense, the intelligence community, the U.S. Department of Homeland Security and other U.S. government civil agencies, and other customers. We perform this work under approximately 10,000 active contracts. The type of work performed varies greatly across both the entirety of our contract base and specifically our flexibly priced contract base. Our work performed under flexibly priced contracts is primarily related to complex systems and processes of various agencies of the U.S. federal government. We perform research and development and highly technical offerings during all phases of the lifecycle of these complex systems and processes and our offerings encompass many functions associated with our customers’ missions. This includes the design, development, engineering, production and product support of traditional system deployment and operation and system integration that ties multiple subsystems together to effectively communicate and operate as a single system in supporting our customers’ mission. These activities can also occur in the early stages of system development with our system engineering and technical assistance (commonly referred to as SETA) where we assist our customers in developing needs assessments and technical evaluations of complex systems and solutions, as well as other system engineering activities. We also perform work in later stages of the lifecycle of complex systems such as decision support, analytics, and staff support.

* * *

If you have any questions or further comments relating to this response, please contact the undersigned at (858) 826-6421. For all other matters, please contact Douglas E. Scott, Executive Vice President and General Counsel, at (858) 826-7325.

Sincerely,

/s/ John R. Hartley
John R. Hartley
Senior Vice President and Controller

cc:	Harry M. Jansen Kraemer, Jr., Chair SAIC Audit Committee
Mark W. Sopp, Executive Vice President and Chief Financial Officer
Douglas E. Scott, Executive Vice President and General Counsel
Bruce K. Dallas, Davis Polk & Wardwell LLP
Chris F. Allen, Deloitte & Touche LLP